UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)


                                Mid Ocean Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


            Class A Ordinary Shares (Par Value U.S. $0.20 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G6106110 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Paul S. Giordano
              Senior Vice President, General Counsel and Secretary


                                  EXEL Limited
                       Cumberland House, 1 Victoria Street
                             Hamilton, Bermuda HM 11
                                 (441) 292-8515
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 March 16, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /.

-----------------------
CUSIP NO. G6106110 0
-----------------------

--------------------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               EXEL Limited
--------------------------------------------------------------------------------
2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)         / /
                                                            (b)         / /
--------------------------------------------------------------------------------
3.             SEC USE ONLY
--------------------------------------------------------------------------------
4.             SOURCE OF FUNDS
               00
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        / /
--------------------------------------------------------------------------------
6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
    Number of     7.   SOLE VOTING POWER
     Shares            9,676,367  Class A Ordinary Shares
                ----------------------------------------------------------------
  Beneficially    8.   SHARED VOTING POWER
    Owned By           -0-
                ----------------------------------------------------------------
      Each        9.   SOLE DISPOSITIVE POWER
    Reporting          9,676,367  Class A Ordinary Shares
                ----------------------------------------------------------------
   Person With   10.   SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,676,367 Class A Ordinary Shares
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                                                                        / /
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  26.82% of the Class A Ordinary Shares
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------



                               PAGE 2 OF 16 PAGES

                               AMENDMENT NO. 3 TO

                                  SCHEDULE 13D

                   RELATING TO THE CLASS A ORDINARY SHARES OF

                                MID OCEAN LIMITED

          EXEL Limited ("EXEL" or the "Reporting Person") hereby files this Amendment No. 3 ("Amendment No. 3") to the statement on Schedule 13D filed with respect to the ordinary shares of common stock of Mid Ocean Limited, a corporation organized under the laws of the Cayman Islands ("Mid Ocean" or the "Issuer"). The ordinary shares of common stock of Mid Ocean consists of three classes: Class A Ordinary Shares, par value $0.20 per share ("Class A Ordinary Shares"), Class B Ordinary Shares, par value $0.20 per share ("Class B Ordinary Shares"), and Class C Ordinary Shares, par value $0.20 per share ("Class C Ordinary Shares," collectively the "Ordinary Shares"). EXEL most recently amended this Schedule 13D with respect to the Class A Ordinary Shares by Amendment No. 2 thereto dated June 14, 1994 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

          This Amendment No. 3 is being filed to report that, as of March 16, 1998, the Reporting Person and the Issuer have entered into an Agreement and Schemes of Arrangement (the "Agreement"), as described in Item 4 and attached as an exhibit hereto in Item 7. The Reporting Person, New EXEL (as defined herein) and JP Morgan Capital Corporation have entered into a Support Agreement (the "Support Agreement"), dated as of March 16, 1998, as described in Item 6 and attached as an exhibit in Item 7. On March 17, 1998, the Reporting Person filed with the Commission a current report on Form 8-K related to the Agreement, the Support Agreement, and the transactions contemplated thereby, which Form 8-K is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended and supplemented as follows:

          The names, addresses, citizenship and principal occupation or employment of the directors and executive officers of the Reporting Person are set forth in Exhibit A, attached hereto, which is incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended and supplemented as follows:

          On March 16, 1998, the Reporting Person and the Issuer announced that they had entered into the Agreement, pursuant to which, in accordance with Cayman Islands law, (i) each ordinary share, par value $0.01, of the Reporting Person would be transferred to a newly formed holding company incorporated in the Cayman Islands to be renamed "EXEL Limited." ("New EXEL"), and in exchange therefor the holder thereof would be issued one ordinary voting share of New EXEL ("New EXEL Voting Share") per share so transferred, (ii) each outstanding Class A Ordinary Share of the Issuer would be transferred to New EXEL and in exchange therefor the holder thereof would be issued 1.0215 New EXEL Voting Shares per Class A Ordinary Share so transferred, and (iii) each outstanding Class B Ordinary Share and Class C Ordinary Share would be transferred to New EXEL and in exchange therefor the holder thereof would receive 1.0215 non-voting common shares of New EXEL ("New EXEL Non-Voting Shares").

          Following the consummation of the transactions contemplated by the Agreement (collectively, the "Schemes of Arrangement"), the Board of Directors of New EXEL will consist of the current Board of Directors of the Reporting Person plus five members of the current Board of Directors of the Issuer, including Robert J. Newhouse, Jr., Chairman of the Board of Issuer, and Michael A. Butt, President and Chief Executive Officer of Issuer. Michael P. Esposito and

                               PAGE 3 OF 16 PAGES

Brian M. O'Hara, the current Chairman and the current President and Chief Executive Officer, respectively, of Reporting Person, will be the Chairman and the President and Chief Executive Officer, respectively, of New EXEL.

          The Schemes of Arrangement are intended to constitute an exchange under Section 351(a) of the Internal Revenue Code of 1986, as amended, and to be accounted for as a purchase.

          Consummation of the Schemes of Arrangement is subject to various conditions, including: (i) approval of the Agreement and the Schemes of Arrangement by the shareholders of each of EXEL and Mid Ocean pursuant to the laws of the Cayman Islands; (ii) receipt of requisite regulatory and contractual approvals, including from the Grand Court of the Cayman Islands and the Corporation of Lloyd's; (iii) receipt by each of EXEL and Mid Ocean of an opinion of counsel in reasonably satisfactory form as to the tax treatment of certain aspects of the Schemes of Arrangement; (iv) the registration pursuant to the Securities Act of 1933, as amended, of the New EXEL Shares to be issued in the Schemes of Arrangement; (v) listing of the New EXEL Voting Shares on the New York Stock Exchange, and (vi) satisfaction of certain other conditions.

          The Agreement includes customary restrictions on the activities of the Issuer prior to the consummation of the Schemes of Arrangement, including customary provisions regarding the solicitation of alternative proposals by the Issuer.

          The articles of association of New EXEL will be amended and restated in substantially the form of the existing articles of association of Reporting Person, with additional provision for (i) the New EXEL Non-Voting Shares (which shall have substantially the same terms as the Class C Ordinary Shares) for which the Class B Ordinary Shares and Class C Ordinary Shares shall be exchanged and (ii) the authorization of preferred shares by New EXEL, and (iii) certain other matters as the Issuer and the Reporting Person may agree.

          The description set forth above does not purport to be complete and is subject to, and qualified in its entirety by reference to, the texts of the Agreement and the Support Agreement, which are attached in full as Exhibits 7.1 and 7.2 hereof and are incorporated in this Item 4 by reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and supplemented as follows:

          As of the date hereof, Reporting Person beneficially owns 9,676,367 Class A Ordinary Shares. Based upon the foregoing, Reporting Person beneficially owns approximately 26.82% of the 36,080,267 Class A Ordinary Shares represented by the Company to be outstanding as of March 10, 1998.

          As described in Item 4, Reporting Person and Issuer have entered into the Agreement. Upon the consummation of the Agreement and the transactions contemplated thereby, Reporting Person and Parent will become subsidiaries of New EXEL. The information set forth in Item 4 and the Agreement attached hereto as Exhibit 7.1 are incorporated in this Item 5(a) by reference.

          The Reporting Person is in the process of inquiring as to the interests of its executive officers and directors in the securities of the Issuer and will file an amendment to this Schedule 13D to reflect any additional disclosures called for by this Item 5, if applicable.

                               PAGE 4 OF 16 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended and supplemented as follows:

          JP Morgan Capital Corporation, which owns all of the Class B Ordinary Shares and Class C Ordinary Shares of Issuer, New EXEL and Reporting Person have entered into the Support Agreement pursuant to which it has agreed, among other things, to vote all of its shares in Issuer in favor of the Agreement and the transactions contemplated thereby. The foregoing summary of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Support Agreement, which is filed as Exhibit 7.2 hereto and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended by adding thereto the following:

          The following is to be filed herewith as an Exhibit to this Amendment No. 3:

          (7.1) Agreement and Scheme of Arrangements, dated as of March 16, 1998, by and among EXEL Limited, Exel Merger Company Ltd., and Mid Ocean Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EXEL on March 17, 1998 (file No. 1-10804)).

          (7.2) Support Agreement, dated as of March 16, 1998, by and among EXEL Limited, Exel Merger Company Ltd., and JP Morgan Capital Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by EXEL on March 17, 1998 (file No.
                   1-10804)).












                               PAGE 5 OF 16 PAGES

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 EXEL LIMITED

                                     By:      /S/ Paul S. Giordano
Date:  March 18, 1998                         Name:  Paul S. Giordano
                                              Title: Senior Vice President,
                                                     General Counsel and
                                                     Secretary
















                               PAGE 6 OF 16 PAGES

                                INDEX TO EXHIBITS

Exhibit No.      Exhibit                                                    Page

     (7.1) Agreement and Scheme of Arrangements, dated as of March 16, 1998, by and among EXEL Limited, Exel Merger
                 Company Ltd., and Mid Ocean Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EXEL on March 17, 1998 (File No.
                 1-10804)).

     (7.2) Support Agreement, dated as of March 16, 1998, by and among EXEL Limited, Exel Merger Company Ltd., and JP Morgan Capital Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by EXEL on March 17, 1998 (File No. 1-10804)).














                               PAGE 7 OF 16 PAGES

                                  SCHEDULE 13D

                                    EXHIBIT A

                Executive Officers and Directors of EXEL Limited

NAME:                                         Brian M. O'Hara

RESIDENCE OR                                  EXEL Limited
BUSINESS ADDRESS:                             1 Victoria Street
                                              Hamilton, HM11, Bermuda


PRINCIPAL OCCUPATION:

                  (a)  Name:                  EXEL Limited
                  (b)  Address:               1 Victoria Street
                  (c)  Title:                 Hamilton, HM11, Bermuda
                                              President, Chief Executive
                                              Officer, and Director of EXEL and
                                              Chairman of X.L. Insurance Company
                                              Ltd. ("X.L.") and X.L. Global
                                              Reinsurance Company Ltd.("XLGR")

CITIZENSHIP:                                  U.S.A.


NAME:                                         Robert J. Cooney

RESIDENCE OR                                  EXEL Limited
BUSINESS ADDRESS:                             1 Victoria Street
                                              Hamilton, HM11, Bermuda

PRINCIPAL OCCUPATION:

                  (a)  Name:                  EXEL Limited
                  (b)  Address:               1 Victoria Street
                                              Hamilton,
                  (c)  Title:                 HM11, Bermuda
                                              President and Chief Operating
                                              Officer of X.L.


CITIZENSHIP:                                  U.S.A.

                               PAGE 8 OF 16 PAGES

                                  SCHEDULE 13D

                                    EXHIBIT A

                Executive Officers and Directors of EXEL Limited

NAME:                                         K. Bruce Connell

RESIDENCE OR                                  EXEL Limited
BUSINESS ADDRESS:                             1 Victoria Street
                                              Hamilton, HM11, Bermuda


PRINCIPAL OCCUPATION:

                  (a)  Name:                  EXEL Limited
                  (b)  Address:               1 Victoria Street
                                              Hamilton,
                  (c)  Title:                 HM11, Bermuda
                                              President and Chief
                                              Operating Officer of
                                              XLGRe.


CITIZENSHIP:
                                              U.S.A.

                                              Robert R. Lusardi
NAME:

RESIDENCE OR                                  EXEL Limited
BUSINESS ADDRESS:                             1 Victoria Street
                                              Hamilton, HM11, Bermuda


PRINCIPAL OCCUPATION:

                  (a)  Name:                  EXEL Limited
                  (b)  Address:               1 Victoria Street
                                              Hamilton, HM11, Bermuda
                  (c)  Title:                 Executive Vice President and
                                              Chief Financial Officer


CITIZENSHIP:                                  U.S.A


                               PAGE 9 OF 16 PAGES

                                  SCHEDULE 13D

                                    EXHIBIT A

                Executive Officers and Directors of EXEL Limited

NAME:                                         Christopher V. Greetham

RESIDENCE OR                                  EXEL Limited
BUSINESS ADDRESS:                             1 Victoria Street
                                              Hamilton, HM11, Bermuda


PRINCIPAL OCCUPATION:

                  (a)  Name:                  EXEL Limited
                  (b)  Address:               1 Victoria Street
                                              Hamilton, HM11, Bermuda
                  (c)  Title:                 Senior Vice President and Chief
                                              Investment Officer of EXEL


CITIZENSHIP:                                  U.K.


NAME:                                         Paul S. Giordano


RESIDENCE OR                                  EXEL Limited
BUSINESS ADDRESS:                             1 Victoria Street
                                              Hamilton, HM11, Bermuda


PRINCIPAL OCCUPATION:

                  (a)  Name:                  EXEL Limited
                  (b)  Address:               1 Victoria Street
                                              Hamilton, HM11, Bermuda
                  (c)  Title:                 Senior Vice President, General
                                              Counsel and Secretary of
                                              EXEL, X.L. and XLGRe


CITIZENSHIP:                                  U.S.A.


                              PAGE 10 OF 16 PAGES

                                  SCHEDULE 13D

                                    EXHIBIT A

                Executive Officers and Directors of EXEL Limited

NAME:                                         Ian R. Heap

RESIDENCE OR                                  Nine Black Hawk Trail
BUSINESS ADDRESS:                             Savannah, GA  31411


PRINCIPAL OCCUPATION:

                  (a)  Name:                  EXEL Limited
                  (b)  Address:               1 Victoria Street
                                              Hamilton, HM11, Bermuda
                  (c)  Title:

CITIZENSHIP:                                  U.S.A.

                                              Robert Clements
NAME:

RESIDENCE OR                                  Risk Capital Reinsurance
BUSINESS ADDRESS:                             20 Horseneck Lane
                                              Greenwich, CT 06830


PRINCIPAL OCCUPATION:

                  (a)  Name:                  Risk Capital Reinsurance
                  (b)  Address:               20 Horseneck Lane
                                              Greenwich, CT 06830
                  (c)  Title:                 Chairman


CITIZENSHIP:                                  U.S.A.

                              PAGE 11 OF 16 PAGES

                                  SCHEDULE 13D

                                    EXHIBIT A

                Executive Officers and Directors of EXEL Limited

NAME:                                         Michael P. Esposito, Jr.

RESIDENCE OR                                  Inter-Atlantic Securities
BUSINESS ADDRESS:                             Corporation
                                              712 Fifth Avenue - 22nd Floor
                                              New York, NY 10019


PRINCIPAL OCCUPATION:

                  (a)  Name:                  Inter-Atlantic Securities
                                              Corporation
                  (b)  Address:               712 Fifth Avenue - 22nd Floor
                                              New York, NY 10019
                  (c)  Title:                 Partner


CITIZENSHIP:                                  U.S.A.


NAME:                                         Gilbert Gould


RESIDENCE OR                                  Southern California Edison
BUSINESS ADDRESS:                             Company
                                              2244 Walnut Grove Avenue
                                              Rosemead, California  91770


PRINCIPAL OCCUPATION:

                  (a)  Name:                  Southern California Edison
                                              Company
                  (b)  Address:               2244 Walnut Grove Avenue
                                              Rosemead, California  91770
                  (c)  Title:                 Manager of Financial Services


CITIZENSHIP:                                  U.S.A.


                              PAGE 12 OF 16 PAGES

                                  SCHEDULE 13D

                                    EXHIBIT A

                Executive Officers and Directors of EXEL Limited

NAME:                                         Robert V. Hatcher, Jr.

RESIDENCE OR                                  8401 Patterson Avenue
BUSINESS ADDRESS:                             Suite 106
                                              Richmond, VA 23229

PRINCIPAL OCCUPATION:

                  (a)  Address:               8401 Patterson Avenue
                                              Suite 106
                                              Richmond, VA 23229

CITIZENSHIP:                                  U.S.A.


NAME:                                         John Loudon

RESIDENCE OR                                  Caneminster Ltd.
BUSINESS ADDRESS:                             Suite B
                                              Bristol House
                                              67 Lower Sloane Street
                                              London  SW1W 8DD
                                              England


PRINCIPAL OCCUPATION:

                  (a)  Name:                  Caneminster Ltd.
                  (b)  Address:               Suite B
                                              Bristol House
                                              67 Lower Sloane Street
                                              London  SW1W 8DD
                                              England
                  (c)  Title:                 Chairman


CITIZENSHIP:                                  Dutch


                              PAGE 13 OF 16 PAGES

                                  SCHEDULE 13D

                                    EXHIBIT A

                Executive Officers and Directors of EXEL Limited

NAME:                                         Robert S. Parker

RESIDENCE OR                                  5200 Watson Street, N.W.
BUSINESS ADDRESS:                             Washington, D.C. 20016


PRINCIPAL OCCUPATION:

                  (a)  Address:               5200 Watson Street, N.W.
                                              Washington, D.C. 20016


CITIZENSHIP:                                  U.S.A.


NAME:                                         Cyril E. Rance


RESIDENCE OR                                  Suite 425
BUSINESS ADDRESS:                             48 Par-La-Ville Road
                                              Hamilton HM 11, Bermuda


PRINCIPAL OCCUPATION:

                  (a)  Address:               Suite 425
                                              48 Par-La-Ville Road
                                              Hamilton HM 11
                                              Bermuda


CITIZENSHIP:                                  Bermuda


                              PAGE 14 OF 16 PAGES

                                  SCHEDULE 13D

                                    EXHIBIT A

                Executive Officers and Directors of EXEL Limited

NAME:                                         Alan Z. Senter

RESIDENCE OR                                  2 West 67th Street
BUSINESS ADDRESS:                             Apartment 10B
                                              New York, NY 10023


PRINCIPAL OCCUPATION:

                  (a)  Address:               2 West 67th Street
                                              Apartment 10B
                                              New York, NY 10023

CITIZENSHIP:                                  U.S.A.

NAME:                                         John T. Thornton


RESIDENCE OR                                  Norwest Corporation
BUSINESS ADDRESS:                             Norwest Center
                                              Sixth and Marquette
                                              Minneapolis, MN 55479


PRINCIPAL OCCUPATION:

                  (a)  Name:                  Norwest Corporation
                  (b)  Address:               Norwest Center
                                              Sixth and Marquette
                                              Minneapolis, MN 55479
                  (c)  Title:                 Executive Vice President and Chief
                                              Financial Officer, Norwest
                                              Corporation

CITIZENSHIP:                                  U.S.A.

                              PAGE 15 OF 16 PAGES

                                  SCHEDULE 13D

                                    EXHIBIT A

                Executive Officers and Directors of EXEL Limited

NAME:                                         Ellen Thrower

RESIDENCE OR                                  The College of Insurance
BUSINESS ADDRESS:                             101 Murray Street
                                              New York, NY 10007

PRINCIPAL OCCUPATION:

                  (a)  Name:                  The College of Insurance
                  (b)  Address:               101 Murray Street
                                              New York, NY 10007
                  (c)  Title:                 President

CITIZENSHIP                                   U.S.A.


NAME:                                         John W. Weiser

RESIDENCE OR                                  Bechtel Group, Inc.
BUSINESS ADDRESS:                             P.O. Box 3965
                                              San Francisco, California  94119

PRINCIPAL OCCUPATION:

                  (a)  Name:                  Bechtel Group, Inc.
                  (b)  Address:               P.O. Box 3965
                                              San Francisco California 94119
                 (c)  Title:                  Senior Vice President and
                                              Director.

CITIZENSHIP:                                  U.S.A.


                              PAGE 16 OF 16 PAGES